AiPEX5



AI Powered US Equity Index 5
Q4 2025 Fact Card

An Artificially Intelligent Equity Index with IBM Watson™

The AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly, that utilizes objective artificial intelligence to dynamically select the underlying constituents.

Winner Best New Index 2021



The HSBC AI Powered US Equity Indexes won the Best New Index award from SPi. This award recognizes the best non-traditional index provider of the year, based on methodology, innovation, and value to investors.

AiPEX5 Index Returns: Simulated

Index returns as of 12/31/2025

YTD	0.84%
1Y	0.84%
3Y	1.79%
5Y	-2.90%
10Y	21.83%
Annualized Volatility	4.89%
Bloomberg Ticker	AiPEX5

Source: Bloomberg, Solactive, EquBot, HSBC from 1/3/2011 to 12/31/2025

Comparative Performance: Historical & Simulated



— AI Powered US Equity Index 5 (ER) AiPEX5
— S&P 500 Daily RC 5% (ER) SPXT5UE

AiPEX5
SPXT5UE

AiPEX5	3.12% compound annual return	SPXT5UE	3.04% compound annual return

Source: Bloomberg, Solactive, EquBot, HSBC from 4/30/2004 to 12/31/2025. The graph above sets forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter through December 31, 2025. See the risk factors and "Use of Simulated Returns" herein.

Key Features



Information Advantage

The AI Powered US Equity Indexes, including AiPEX5, are the first and only indexes to use IBM Watson's unique insights to continuously learn and analyze millions of pieces of traditional and non-traditional data each day.



Equity Selection

Applying what it has learned, AiPEX5 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly.



Risk Control

In an attempt to provide steady returns at a reduced risk for the investor, AiPEX5 targets a daily volatility of 5%.



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
January 5, 2026

AiPEX5 3-Step Investment Process



1. Score

Scores for the 1,000 largest U.S. companies are calculated based on:

- **Financial Health Score:** evaluates a company's fundamentals and key figures.
- **Management Score:** assesses a company's management strength and thought leadership.
- **News & Information Score:** measures a company's market sentiment, economic, and geopolitical risks.

2. Select

Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio.

3. Diversify

Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits).

Index Collaborators

  